

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

By E-Mail

Kai H. E. Liekefett, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

> **Re:** **CytoDyn Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 on August 19, 2021**
> **File No. 000-49908**

Dear Mr. Liekefett:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Soliciting Materials

1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

    *   "…the continued efforts of an activist group led by Paul Rosenbaum and Bruce Patterson …to mislead shareholders and engage in an unlawful proxy contest to replace a majority of the Company's Board" and "its attempt to unlawfully effectuate a hostile takeover of CytoDyn's Board." In this respect, we note your public statements regarding the purported deficiencies in the dissidents' submission to the company: to the extent your reference to an unlawful proxy contest refers to your allegations under state law, please clarify this in future disclosure.

    *   the dissidents' "…filings continue the pattern of selective disclosures,

      misrepresentations and falsehoods that have characterized the Group's efforts to date. The Group's new disclosures were intended to retroactively rectify certain violations and omissions we have previously raised – indicating a tacit admission that the Group previously willfully failed to properly disclose material information to shareholders."

- "Shareholders should be asking themselves what else the Rosenbaum/Patterson Group is seeking to hide, and what other critical facts they could be withholding that they simply haven't been forced to publicly reveal yet?"

- **"The Group indirectly admitted that its initial proxy statement was materially misleading to investors.** As evidence of this, the Group's proxy filings include over a dozen pages with corrective and new disclosures." In this respect, please be sure to provide support for your assertion that the dissidents' initial proxy statement filing was "materially" misleading.

- **"The Group's new disclosures reveal the "dark money" funding its hostile takeover attempt."**

- that "…the Group is implicitly acknowledging that these posts violated federal securities laws."

- that the dissidents are "hiding behind the smokescreen of misleading communications and selective disclosures."

2. Refer to your statement about the dissidents' actions being an unlawful attempt to "effectuate a hostile takeover." Given that the only apparent way for the dissidents to obtain seats on the board of directors is by way of a shareholder vote, please revise your disclosure to explain your characterization of the proxy contest as a "hostile takeover."

3. Please provide us support for your association of "dark money" and (i) a law firm called the Greenan Law Firm and (ii) a fund named Eisenberg Investments, LLC. Your disclosure suggests a negative connotation without clarifying the basis for such suggestion.

4. On a related note, provide us support for your characterization of Eisenberg Investments as "secretive."

5. Refer to the paragraph captioned "**The new filings raise further questions about the motivations and goals of the Rosenbaum/Patterson Group.** " With a view toward revised disclosure, please explain to us how one statement made by the dissidents ("We cannot be certain that the other stockholders named in the Schedule 13D will support the Nominees") renders the other cited statement by dissidents ("the Group 'may seek stockholder representation on the Board, as appropriate, including but not limited to through the initiation of a proxy contest at the Issuer's 2021 annual meeting of stockholders.' ") unclear. It appears that the dissidents are clearly stating that while the

individuals named in the Schedule 13D may support a proxy contest, none of such individuals have made a commitment to ultimately support the nominees presented by such group at the annual meeting.

6. With a view toward revised disclosure, please tell us how you are able to assign a characterization to the actions allegedly taken by Mr. Beatty on Reddit as "an attempt to [illegally solicit votes] without being identified."

7. Please provide us with support for your statement that "Dr. Patterson approached the Company's management team on several occasions to propose that IncellDx be acquired by CytoDyn…"

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions